02028414

SUPPL

MAYER BROWN ROWE & MAW

1675 BROADWAY
NEW YORK, NEW YORK 10019-5820

MAIN TEL (212) 506-2500
MAIN FAX (212) 262-1910
www.mayerbrownrowe.com

REB D. WHEELER
DIRECT TEL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

April 11, 2002

BY UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED APR 12 2002 WASH. D.C. 154 SECTION

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following materials, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Fourth Quarter Report for Fiscal Year 2001.

2. Notice of Ordinary General Shareholders' Meeting to be held on May 15, 2002.

3. Notice of Ordinary General Shareholders' Meeting to be held on May 15, 2002 (Short version).

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Sincerely,

Reb D. Wheeler

Encls (3)

cc: Antje Witta
Schwarz Pharma AG
Philip O. Brandes

dlw 4/16

File No. 82-4406

SCHWARZ
P H A R M A

4th Quarter Report 2001

SCHWARZ PHARMA AG and Subsidiaries
Income Statement

(Euro million)	Jan.-Dec. 2000	Jan.-Dec.* 2001	Change in %
Net sales	**736.2**	**767.7**	**4.3%**
Cost of goods sold	304.6	301.7	-1.0%
Gross profit	431.6	466.0	8.0%
Selling, general and administrative expense	301.0	313.2	4.0%
Research and development expense	91.5	107.0	17.0%
Amortization of intangible assets	46.4	38.4	-17.2%
Impairment Loss	2.3	1.3	-44.1%
Other operating income (expense) - net	6.0	10.4	74.0%
Operating result	**(3.6)**	**16.5**	**n. m.**
Financial result	6.6	(4.4)	n. m.
Non-operating income (expense) - net	14.8	53.0	257.6%
Income before income taxes and minority interest	**17.8**	**65.1**	**266.2%**
Taxes on income	4.4	24.8	467.6%
Minority interest	(0.2)	(0.2)	-7.4%
Net income	**13.6**	**40.5**	**197.3%**
Basic earnings per share (Euro)	0.62	1.84	

* *unaudited figures*

Report on January – December 2001
Sales target exceeded

In the 2001 fiscal year the SCHWARZ PHARMA Group increased sales by 4.3% to € 767.7 million and thus exceeded the yearly target. Patent-protected drugs were a major contributor to this sales growth.

Europe

The German sales organization increased sales by 5.7% to € 210.1 million. Adjusted for sales of the divested product LIPREVIL®, sales growth in the German subsidiary amounted to 12%. The best selling products were the gastrointestinal drug RIFUN® (pantoprazol; € 33.5 million, +7.5%) and PROSTAVASIN® (alprostadil) for peripheral arterial occlusive diseases (€ 27.7 million, +2.5%). Recent launches such as the anti-hypertensive agent PROVAS® (valsartan; € 16.8 million) and the anti-asthmatic drug ATMADISC® (salmeterol/fluticason; € 16 million) were the mainstays of growth.

European sales excluding Germany rose by 5.2% to € 285.5 million, despite the price reductions in Spain ordered by the government. SCHWARZ PHARMA attained its greatest increases in Italy, where the cardiovascular product CLIVARINA® (reviparine sodium; € 5.3 million) was successfully launched, as well as in the East European markets.

U.S.A.

SCHWARZ PHARMA increased sales in the U.S. by 6.0% to € 230.9 million. In local currency growth for the U.S. business was 3%. Growth was contributed to by the cardiovascular drugs the ACE inhibitor UNIVASC®/UNIRETIC® (moexipril/moexipril HCTZ; € 57.1 million, +18.1%) and the chronotherapeutic calcium-antagonist VERELAN® PM (verapamil HCL; € 33.5 million, +95.7%).

Asia

Sales volume rose in Asia, primarily in China and the Philippines, by 53.4% to € 17.7 million due to a solid performance of the core business supplemented by product launches.

Break down of sales by region for 2001



Asia
2%
Germany
30%
Europe
38%
USA
30%

Earnings Development January – December 2001 High margin products – clearly improved operating result

Gross profit as of December 31, 2001 grew more strongly than sales with an increase of 8.0% to € 466 million. The primary contributors were new products and products with higher contribution margins (e.g. UNIVASC®, VERELAN® PM and the nitrate group) as well as supply chain optimization.

Selling, general and administrative expense rose by 4% to € 313.2 million. Despite launching new products, (e.g. ATMADISC® in Germany, NEXXAIR® in France and NULEV® in the U.S.) and the expansion of the sales force, sales expense did not rise quite as fast as sales.

Research and development expense rose by 17.0% to €107 million. This increase is due to progress in projects in the pipeline, a consequence of the increased number of clinical studies carried out in 2001. At present, there are four projects in phase II and one project in phase III.

Amortization of intangible assets decreased by 17.2% to € 38.4 million. Other operating income and expenses profited from the sale of technology no longer required in the research and development division and improved from € 6 million to € 10.4 million.

Operating profit for 2001 therefore increased by € 20.1 million to € 16.5 million after a loss of € 3.6 million in 2000.

The deferred purchase price of € 42.9 million received at the end of June 2001, increased non-operating income to € 53 million. AXCAN Pharma Inc., Canada paid the remaining purchase price for the 1999 acquisition of all shares in the joint venture Axcan Schwarz LLC ahead of schedule.

Income before taxes therefore rose by € 47.3 million to € 65.1 million. The tax rate was 38%, corresponding to tax of € 24.8 million. Net income tripled to € 40.5 million or € 1.84 per share.

Excluding the special earnings from Axcan, net income for 2001 totaled € 16.1 million, an increase of 18.4%.

The information here is based on provisional, unaudited figures. SCHWARZ PHARMA will present its Annual Report for 2001 in April 2002.

Dividends and Bonus: € 1.20

The Executive Board proposes an ordinary dividend of € 0.60 as well as a one off bonus also of € 0.60 in view of the special earnings from Axcan. This equates to a total of € 1.20 per share. The company distributed an ordinary dividend of € 0.55 for the 2000 fiscal year.

SCHWARZ PHARMA AG and Subsidiaries
Statement of Cash Flows

(Euro million)	Jan.- Dec. 2000	Jan.- Dec.* 2001	Change in %
Cash Flow from Operating Activities	103.2	71.2	-31.0%
Cash Flow used in Investing Activities	(41.4)	(95.6)	130.9%
Cah Flow used in Financing Activities	(74.4)	31.8	n. m.
Effects of exchange rates	0.9	0.9	-5.6%
Change in cash and cash equivalents	**(11.6)**	**8.3**	**n. m.**
Cash and cash equivalents at beginning of period	35.6	24.0	-32.6%
Cash and cash equivalents at end of period	**24.0**	**32.3**	**34.5%**

Balance Sheet

(Euro million)	Dec. 31 2000	Dec. 31* 2001	Change in %
Current assets			
Cash and cash equivalents	24.0	32.3	34.5%
Marketable securities	0.0	12.0	
Accounts receivables, less allowance	108.7	125.7	15.6%
Inventories	80.6	87.3	8.3%
Other current assets	30.1	34.0	12.8%
Total current assets	**243.4**	**291.3**	**19.6%**
Property, plant and equipment	179.5	193.0	7.5%
Goodwill and other intangible assets	320.3	348.7	8.9%
Long-term investments and other assets	73.7	71.9	-2.4%
ASSETS	**817.0**	**904.9**	**10.8%**
Current liabilities			
Short-term debt and current portion of long-term debt	93.7	129.7	38.4%
Other current liabilities	153.9	145.5	-5.5%
Total current liabilities	**247.7**	**275.2**	**11.1%**
Long-term debt	34.5	45.2	31.0%
Pension and other non-current liabilities	36.2	41.3	14.2%
Shareholders´equity	498.7	543.3	9.0%
LIABILITIES AND SHAREHOLDER'S EQUITY	**817.0**	**904.9**	**10.8%**
Employees (on the relevant date)	3,255	3,542	8.8%

* *unaudited provisional figures*

Cash Flow statement and balance sheet

At € 71.2 million cash flow from operating activities declined by 31%. Optimization of inventory management led to a clear reduction of inventories in 2000 and corresponding cash inflows. This was not repeated in 2001.
Investments totaled € 95.6 million after € 41.4 million in the previous year. SCHWARZ PHARMA invested € 32.9 million, € 8 million less than in 2000, in tangible assets for the nitrate plant in Ireland, machines and laboratory equipment. € 64.3 million was invested on intangible assets (product rights in the U.S., Great Britain, France, and Spain, stakes in collaboration partners and the contingent purchase price for the Spanish affiliate) compared with € 23.1 million in the previous year.
Cash flow from financing activities totaled € 31.8 million.

The liquid funds of the SCHWARZ PHARMA Group as of December 31, 2001 increased by 34.5% to € 32.3 million.

As a consequence of the investments, the balance total as of December 31, 2001 increased by 10.8% to € 904.9 million compared with December 31, 2000. The equity ratio was 60.0% compared with 61.0% in the previous year.

As of December 31, 2001 the number of employees rose by 287 to 3,542. On a yearly average the number of employees rose by 195 to 3,428. The new employees are largely employed in the research and development, marketing and sales and the production divisions.

The fourth quarter of 2001

SCHWARZ PHARMA AG and Subsidiaries
Income Statement

(Euro million)	Oct.-Dec. 2000	Oct.-Dec. 2001	Change in %
Net sales	**196.0**	**201.5**	**2.8%**
Cost of goods sold	81.7	81.7	0.0%
Gross profit	114.3	119.8	4.8%
Selling, general and administrative expense	83.1	75.6	-9.0%
Research and development expense	31.9	36.9	15.7%
Amortization of intangible assets	18.0	9.3	-48.3%
Impairment loss	2.3	0.0	n. m.
Other operating income (expense) - net	(1.3)	3.0	n. m.
Operating result	**(22.3)**	**1.0**	**n. m.**
Financial result	(2.7)	(2.2)	-18.5%
Non-operating income (expense) - net	15.7	2.9	-81.5%
Income before income taxes and minority interest	**(9.3)**	**1.7**	**n. m.**
Taxes on income	(5.7)	(0.4)	-93.0%
Minority interest	(0.1)	0.1	n. m.
Net income	**(3.5)**	**2.0**	**n. m.**
Earnings per share (Euro)	(0.16)	0.09	

Statement of Cash Flows

(Euro million)	Oct.-Dec. 2000	Oct.-Dec. 2001	Change in %
Cash Flow from Operating Activities	29.2	(0.8)	
Cash Flow used in Investing Activities	(15.8)	(53.1)	236.1%
Cash Flow from/used in Financing Activities	(17.3)	34.5	n. m.
Effect of exchange rates	(0.7)	0.8	n. m.
Change in cash and cash equivalents	**(4.5)**	**(18.7)**	**315.6%**
Cash and cash equivalents at beginning of period	28.5	51.0	78.9%
Cash and cash equivalents at end of period	**24.0**	**32.3**	**34.5%**

Highlights of the fourth quarter Operating result increased by € 23.3 million

From October to December 2001 the SCHWARZ PHARMA Group generated a sales volume of € 201.5 million, corresponding to an increase of 2.8%.

The improvement in the product mix, i.e. a higher volume of high-margin products, as well as optimization in production, led to stable costs of goods sold, resulting in a 4.8% increase in gross profits to € 119.8 million. Selling, general and administrative expenses decreased by 9% to € 75.6 million. This is due largely to a basis effect. One off expenses as well as campaign costs for launches in 2001 resulted in considerably higher selling expenses in the fourth quarter of 2000 than in the fourth quarter of 2001.

In October and November 2001 a total of three clinical development programs began and research and development expenses in the 4th quarter rose by 15.7% to € 36.9 million.
Amortization on intangible assets decreased by 48.3% to € 9.3 million due to a basis effect, a one time write off in the fourth quarter of 2000.

An operating profit of € 1 million was attained following a loss of € 22.3 million for the same quarter of last year. This corresponds to an increase of € 23.3 million.

Income before income taxes rose to € 1.7 million, compared with a loss of € 9.3 million in the same quarter of last year and quarterly net income reached € 2 million, in comparison with a loss of € 3.5 million for the fourth quarter of 2000.

Earnings per share were € 0.09 in the fourth quarter of 2001, compared with € -0.16 in the same quarter of 2000.

Development projects – Special events

The phase III international clinical development program of rotigotine CDS, the Parkinson patch, began in November 2001. More than 1,200 patients in the early and advanced stages of Parkinson's disease are to be treated in double-blind placebo-controlled studies. The aim is to demonstrate efficacy and safety of the new dopaminergic agent rotigotine CDS which is applied once a day to the skin in the form of a patch. In contrast to dopaminergic agents in tablet form, transdermal administration of rotigotine CDS results in stable plasma levels, which may lead to improved efficacy and tolerance.

A phase II pilot study with rotigotine CDS to investigate the treatment of restless legs syndrome (RLS) began at the end of November 2001. Up to 9% of the population suffer from this condition, which is characterized by unpleasant hyperkinesia of the legs, occurring primarily in the evening and at night. Dopaminergic agents are thought to be an effective treatment for this condition.

The multi-national phase IIb clinical study for our incontinence product with the active ingredient fesoterodine started at the beginning of October 2001. A total of 800 patients are to be treated with the once daily sustained-release formulation, in double-blind placebo-controlled studies. The anti-muscarinic agent is a patent protected new chemical entity developed by SCHWARZ PHARMA. The product is characterized by its known mechanism of action and may offer patients better efficacy with fewer side effects than comparable drugs.

A phase II dose-finding and tolerance study on the use of harkoseride to treat epilepsy has been in progress since May 2001, involving a total of 100 patients. A phase IIb international, double-blind, placebo-controlled clinical study for a total of 500 patients started in February 2002.

A double-blind, placebo-controlled phase II study commenced in June 2001 involving the active substance harkoseride for the treatment of neuropathic pain. A total of approximately 120 patients will be involved in this study. An additional phase II study was initiated in February 2002.

Rounding up the company's product portfolio

SCHWARZ PHARMA acquired two products for the U.S. market from American Home Products Corporation to round off the company portfolio. The drugs acquired are the successful gastro-intestinal preparation REGLAN® (metoclopramide) and the muscle relaxant ROBAXIN® (methocarbamol).

Financial Calendar:

May 7, 2002	1st Quarter Report 2002
May 15, 2002	Annual Meeting of Shareholders
July 31, 2002	2nd Quarter Report 2002
November 6, 2002	3rd Quarter Report 2002

SCHWARZ
PHARMA

Our Annual Report and further information can be found on the internet:

www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany

Phone +49-(0) 21 73-48-13 77 and -12 38
Fax +49-(0) 21 73-48-18 56
E-mail info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49-(0) 21 73-48-18 66
E-mail antje.witte@schwarzpharma.com

5000201

File No. 82-4406

SCHWARZ
PHARMA

Schwarz Pharma Aktiengesellschaft

Monheim

– Security Identification No. 722 190 –

Invitation

to the Ordinary General Shareholders' Meeting

We hereby invite our shareholders to the

Annual General Meeting

of our Company on

Wednesday, May 15 2002, 10:00 a.m.

at CCD-Ost, Duesseldorf Conference Center, Stockumer Kirchstrasse No. 61, 40474 Duesseldorf, Germany.

Agenda

1. **Presentation of the audited financial statements, the consolidated financial statements and the management report for the Company and the Group for the 2001 financial year as well as the report of the Supervisory Board for the 2001 financial year**

2. **Resolution on the appropriation of distributable profits**

The Executive Board and the Supervisory Board recommend that the distributable profits of EUR 26,805,848.31 posted for the 2001 financial year be appropriated as follows:

2.1 Distribution of a dividend of EUR 1.20 per share. Related to the Company's share capital of EUR 58,604,000.00, this leads to a total distribution of EUR 27,048,000.00 minus EUR 655,800.00 which are related to 546,500 own shares and which are to be excluded from the distribution pursuant to Section 71 b of the German Stock Corporation Act. The distribution thus amounts to a total of

EUR 26,392,200.00.
================

2.2 Profit carried forward to new account including the amount of EUR 655,800.00 which is related to the 546,500 own shares and which is to be excluded from the distribution of dividends pursuant to Section 71 b of the German Stock Corporation Act

EUR 413,648.31.
=============

3. Resolution on the approval of the Executive Board actions for the 2001 financial year

The Executive Board and the Supervisory Board recommend that the actions of the Executive Board be approved.

4. Resolution on approval of the Supervisory Board actions for the 2001 financial year

The Executive Board and the Supervisory Board recommend that the actions of the Supervisory Board be approved.

5. Resolution on the appointment of auditors for the 2002 financial year

The Supervisory Board recommends that Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftspruefungsgesellschaft, Duesseldorf, be appointed as auditors of Schwarz Pharma AG and the Schwarz Pharma Group for the 2002 financial year.

6. Resolution on the authorization of the Company to acquire and utilize own shares and on the cancellation of the authorization granted on 9 May 2001

The authorization to acquire own shares granted by the Annual General Meeting of May 9 2001 will expire on November 8 2002. Due to the expiration of this authorization, it is to be cancelled and the Company is to be granted new authorization to acquire own shares.

The Executive Board and the Supervisory Board recommend that the following be resolved:

6.1 The current authorization to acquire own shares granted by the Annual General Meeting of May 9 2001 which expires on November 8 2002 shall be cancelled as from the time the new authorization comes into effect.

6.2.1 The Company is authorized to acquire own shares of up to ten percent of the current share capital until November 14 2003. At any point in time, the shares acquired on the basis of this authorization together with other own shares held by the Company or assigned to the Company in accordance with Section 71 a ff. of the German Stock Corporation Act, must not exceed ten percent of the current share capital of the Company. Shares may be acquired via the stock exchange or by way of a public offering made to all Company's shareholders. If the own shares are acquired via the stock exchange, the consideration paid by the Company per share (excluding transaction costs) must not exceed or fall below the average closing price for Company shares of the same class in XETRA trading (or a subsequent system taking the place of the XETRA system) on the last five trading days on the Frankfurt stock exchange by more than ten percent. If the own shares are acquired by way of a public offering, the offered purchase price must not exceed or fall below the average closing price for Company shares of the same class in XETRA trading (or a subsequent system taking the place of the XETRA system) on the last five trading days on the Frankfurt stock exchange by more than ten percent prior to the date of publication of the offering.

6.2.2 The Executive Board is authorized to sell, with the consent of the Supervisory Board, own shares acquired on the basis of this or another authorization in another way than via a stock exchange or by offerings

made to all shareholders, provided the shares are sold at a price which does not fall materially below the market price of the Company's shares of the same class on the date of the sale. The average closing price for the Company's shares of the same class in XETRA trading (or a subsequent system taking the place of the XETRA system) of the past five trading days on the Frankfurt Stock exchange prior to the sale of the shares shall be deemed to be the relevant market price in the terms of the above provision. The shareholders' pre-emptive rights are excluded. The above authorization is limited to a maximum of ten percent of the Company's share capital. In calculating this threshold, those shares shall be included which can be issued from the authorized capital pursuant to Section 5 (3) of the Articles of Association and in respect of which the shareholders' pre-emptive rights are excluded pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act.

6.2.3 The Executive Board is authorized to sell, with the consent of the Supervisory Board, own shares acquired on the basis of this or another authorization in another way than via the stock exchange or by offerings to all shareholders, provided this is done in return for a contribution in kind, i.e. the acquisition of other companies or interests in other companies or pharmaceutical approvals for pharmaceutical products or licenses thereto. The Executive Board is furthermore authorized to utilize, with the consent of the Supervisory Board, the own shares acquired on the basis of this or another authorization to meet the obligations arising from stock options granted in connection with stock option plans as well as subscription and exchange rights of the bearers of convertible bonds issued or to be issued by Schwarz Pharma AG or its subsidiaries. In all of the above cases to this extent, shareholders' pre-emptive rights are excluded .

6.2.4 Furthermore, the Executive Board is authorized to redeem, with the consent of the Supervisory Board, own shares in whole or in part with-

out requiring an additional shareholders' resolution in the Annual General Meeting.

7. Authorization of the Executive Board to issue convertible bonds and/or bonds with warrants; creation of a conditional capital; cancellation of the current authorization to issue convertible bonds and/or bonds with warrants; cancellation of the current conditional capital created therefore and amendments to the Articles of Association

In the Annual General Meeting of June 5 1998 under item 9 of the agenda, the shareholders authorized the Executive Board, upon the consent of the Supervisory Board, to issue bonds with conversion rights or bonds with warrants to bearer shares of the Company on one or more occasions until May 31 2003. The Company did not utilize this authorization.

As the afore-mentioned authorization expires on May 31 2003, a new authorization to issue convertible bonds and/or bonds with warrants as well as the creation of a new conditional capital to meet the obligations arising from the exercise of the respective conversion and/or option rights is hereby recommended. The current authorization and the current conditional capital are to be cancelled at the same point of time the new authorization and the new conditional capital become effective.

The Executive Board and the Supervisory Board and the Supervisory Board recommend that the following be resolved:

7.1 Authorization to issue convertible bonds and/or bonds with warrants

7.1.1 Nominal amount, term, authorization period, number of shares

The Executive Board, upon consent of the Supervisory Board, is authorized until May 14 2007 to issue on one or more occasions converti-

ble bonds or bonds with warrants in bearer form in a nominal amount of up to EUR 500,000,000.00 with a term of not more than 20 years and to grant to the holders of these bonds, subject to the terms and conditions applying to the respective convertible bonds or the bonds with warrants, conversion rights or option rights of up to 8,000,000 new common bearer shares of Schwarz Pharma AG with a total prorated amount of the share capital of up to EUR 20,800,000 of the Company's share capital (hereinafter also referred to as the "Bonds").

Bonds may be issued against contribution in kind, provided the value of the contribution in kind corresponds to the issue price and such value does not substantially fall below the Bonds' market price, to be determined in accordance with the following provisions.

The Bonds may be issued either in EURO or in the legal currency of any OECD country (in an amount equivalent to the amount stipulated in EURO). When issuing the Bonds in another currency, for the calculation of the equivalent of this currency the official currency average of the Frankfurt Stock Exchange on the date of the Executive Board's resolution on the issue shall be decisive .

Bonds may also be issued through direct or indirect subsidiaries of Schwarz Pharma AG. In such event, the Executive Board is authorized, with the consent of the Supervisory Board, to assume a guarantee for the Bonds for the Company and grant the owners of Bonds conversion rights or options to shares in Schwarz Pharma AG.

7.1.2 Indirect pre-emptive rights, exclusion of pre-emptive rights

The Bonds may be assumed by a bank group with the obligation of offering them to the Company's shareholders for subscription by way of an indirect pre-emptive right.

In the event that Bonds are issued in return for a payment in kind, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude the shareholders' pre-emptive rights.

The Executive Board is furthermore authorized, with the consent of the Supervisory Board, to exclude the shareholders' pre-emptive rights to subscribe Bonds, provided the issue price does not substantially fall below the Bonds' theoretical market value, calculated on the basis of recognized financial principles. For the purpose of determining the market value, an expert opinion is to be obtained from a reputable investment bank or an independent auditing firm not involved in the issuance of the relevant convertible bonds or bonds with warrants. The authorization to exclude subscription rights shall only apply to Bonds issued with conversion rights and/or options in return for cash analogous with Section 186 (3) Sentence 4 of the German Stock Corporation Act, if the number of shares necessary to meet the obligations arising from the conversion rights and/or option rights does not exceed ten percent of the share capital, neither at the time when this authorization becomes effective nor when it is exercised. In calculating the ten percent threshold, the sale of Company's own shares shall be taken into account provided these shares are sold on the basis of an authorization, which is valid on the effective date of this authorization, or an authorization replacing such authorization that excludes shareholders' pre-emptive rights pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act. Furthermore, shares are to be taken into account in calculating the ten percent threshold which are issued on the basis of an authorized capital, the authorization of which is valid on the effective date of this authorization or of an authorization replacing such authorization, and

which excludes the shareholders' per-emptive rights pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act.

Furthermore, the Executive Board is, with the consent of the Supervisory Board, authorized to exclude fractional amounts from the shareholders' pre-emptive rights and to exclude the pre-emptive rights to the extent necessary to grant subscription rights to the bearers or creditors of conversion rights or options or bearers or creditors of mandatory convertible bonds to the extent to which they would have been entitled to after exercising their conversion rights and/or their option rights or after the mandatory conversion.

7.1.3 Conversion rights and mandatory conversion

In the event convertible bonds are issued, the bearers or creditors shall have the right to convert their bonds in common bearer shares of the Company in accordance with the respective terms and conditions. The prorated value of the share capital of the shares to be issued upon the conversion must not exceed the nominal value of the convertible bond. The conversion ratio shall be determined by dividing the nominal value of a convertible bond by the conversion price determined for a share in the Company. The conversion ratio may also be calculated by dividing the issue price of a convertible bond (in case it is below the nominal value of the bond) by the conversion price determined for a share in the Company. The conversion ratio may in any case be rounded up or down to the next full figure. Furthermore, additional cash payments may be determined. It can also be provided for that fractional shares are to be combined and/or compensated in cash.

The bond's terms and conditions may also provide for a mandatory conversion at maturity or at some earlier point in time.

7.1.4 Option rights

If bonds with warrants are issued, each bond will contain one or more warrants authorizing the bearer to subscribe for common bearer shares in the Company pursuant to the respective terms and conditions determined by the Executive Board. The prorated value of the share capital of each share to be subscribed per warrant must not exceed the nominal value of the bond with warrants. The term of the option rights shall not exceed twenty years.

7.1.5 Additional arrangements

The terms and conditions may allow for the delivery of the Company's own shares upon conversion or whenever an option is exercised. The terms and conditions may also allow the Company to discharge its obligations arising from bonds with conversion and/or option rights with cash payments. The amount of these payments will be determined based on the average price of a Schwarz Pharma AG share in the closing auction in XETRA trading (or a successor system taking the place of the XETRA system) on at least two consecutive trading days during a period of ten trading days before and ten trading days after the conversion notice or the option-exercise notification. The terms and conditions may also allow for variations in the number of shares (or the related conversion ratio) to be delivered upon exercise of conversion or option rights or upon mandatory conversion and on the conversion/strike price within a range determined by the Executive Board depending on the performance of the share price or as a result of a dilution protection clause.

7.1.6 Conversion/Strike price

The conversion and/or strike price to be fixed with respect to a share shall (also in the case of a variable conversion ratio or a variable conversion or strike price) not fall below 80 percent of the average closing auction price of the Schwarz Pharma AG share in XETRA trading (or a subsequent system taking the place of the XETRA system) during a period of ten trading days before the Executive Board resolves to issue Bonds, or shall be at least 80 percent of the average closing auction price of the Schwarz Pharma AG share in XETRA trading (or a successor system taking the place of the XETRA system) on the days the subscription rights are traded on the Frankfurt stock exchange, with the exception of the two last trading days during which the subscription rights are traded.

Notwithstanding the provisions of Section 9 (1) of the German Stock Corporation Act, the conversion price or strike price will be reduced by either a cash payment or a reduction of the additional payment as provided for by the dilution protection clause included in the terms and conditions of the respective Bonds if the company increases its share capital during the conversion or warrant exercise period and at the same time grants subscription rights to its shareholders or if the Company issues additional Bonds or grants shareholders other option rights but does not grant subscription rights to the bearers of conversion and option rights to the extent they would have been entitled to if they had already exercised their conversion rights or option rights. Instead of a cash payment or a reduction of the additional payment, the conversion ratio may, as far as practicable, be adjusted by dividing the issue price of the Bonds by the reduced conversion price. In addition, the terms and conditions may also provide for an adjustment of the conversion and/or option rights in the event of a capital decrease or of a re-division of the share capital.

7.1.7 Authorization to determine additional terms and conditions

The Executive Board is authorized to determine additional details concerning the issuance and structure of the Bonds, in particular interest rates, issue price, terms and denomination, conversion and/or strike price and the conversion and/or option period or, if the Bonds are to be issued by a subsidiary of the Company, to determine such details in agreement with the subsidiary's bodies.

7.2 Conditional capital increase

The share capital shall be conditionally increased by up to EUR 20,800,000.00, divided into up to 8,000,000 common bearer shares (Conditional Capital 2002).

The conditional capital increase shall enable the delivery of shares to the bearers or creditors of Bonds issued pursuant to the above authorization, provided the issuance was made in return for cash.

The shares shall be issued at the conversion or strike price to be determined pursuant to the terms and conditions specified under no. 7.1 hereof. The conditional capital increase shall be carried out only to the extent that conversion and or option rights pertaining to Bonds issued against cash payment are exercised or that mandatory conversion obligations are fulfilled, and insofar as no Company's own shares are delivered to the bearers of the bonds.

The holders of the new shares are entitled to dividend payments from the start of the financial year in which the shares are issued upon exercising conversion rights and/or option rights or the fulfillment of a mandatory conversion.

The Executive Board shall be authorized to determine, with the consent of the Supervisory Board, any other details necessary for the implementation of the conditional capital increase.

The Supervisory Board shall be authorized to amend Section 5 of the Articles of Association of the Company according to the actual utilization of the conditional capital.

7.3 Cancellation of the previous authorization to issue bonds and the related conditional capital

As the authorization, granted by the Annual General Meeting to the Executive Board under item 9 of the agenda on June 5 1998 to issue, upon the consent of the Supervisory Board, on one or more occasions convertible bonds or bonds with warrants, expires on May 31 2003, this authorization as well as the conditional capital increase pursuant to Section 5 (8) of the Articles of Association in the amount of up to EUR 20,800,000.00 shall herewith be cancelled. The cancellation of the authorization and the cancellation of the conditional capital shall become effective only on the condition that the new authorization to issue Bonds according to the resolution adopted under 7.1 above and the conditional capital according to the resolution adopted under 7.2 as well as the amendments to the Articles of Association pursuant to 7.4 below become effective.

7.4 Amendments to the Articles of Association

The following provision shall replace the current Section 5 (8) of the Articles of Association:

"*(8) The share capital is conditionally increased by up to EUR 20,800,000.00 divided into up to 8,000,000 shares (Conditional Capital 2002). The con-*

ditional capital increase will be carried out only to the extent that the bearers of convertible bonds and/or of bonds with warrants, issued by the Company or its direct or indirect subsidiaries against cash payments on the basis of the authorization adopted by a shareholders' resolution in the Annual General Meeting on May 15 2002 for the period up to May 14 2007, exercise their conversion and/ or option rights or to the extent that the bearers of mandatory convertible bonds fulfill their conversion obligation, and in so far as no own shares are delivered to the holders of bonds. The holders of the new shares are entitled to dividend payments from the start of the financial year in which they are issued upon exercising conversion rights and/or option rights or the fulfillment of a mandatory conversion. The Executive Board is authorized to determine, with the consent of the Supervisory Board, any other details necessary for the implementation of the conditional capital increase. The Supervisory Board is authorized to amend Section 5 of the Company's Articles of Association in accordance with the respective utilization of the conditional capital."

8. Resolution to facilitate the exercising of voting rights and amendments to the Articles of Association

The Law pertaining to Registered Shares and Simplified Voting (NaStraG) which entered into force on January 25 2001 made various amendments to the Stock Corporation Law to facilitate the use of modern information technology during the shareholders' meetings of stock corporations, making it easier for shareholders to register, to grant proxies and to attend and vote at shareholders' meetings. The legislators primarily wished to make use of the increasing technical possibilities. The Articles of Association of Schwarz Pharma AG will facilitate the exercising of voting rights through a flexible provision taking advanced technical developments into consideration. The modifications of Section 21 (2) and 23 (2) of the Articles of Association account for the possibilities and requirements prescribed in the government draft of the

Transparency and Publicity Act and in the Act for Control and Transparency in the Corporate Sector.

The Executive Board and the Supervisory Board therefore recommend that the following be approved:

8.1 In Section 13 (1) of the Articles of Association (Convocation of the Supervisory Board), Sentence 2 shall be amended and reworded as follows:

> *"In urgent cases, the Chairperson may reduce the notice period to three days and convoke meetings orally, by telephone, telex, telegraph, telefax or by way of electronic media, in particular, by email."*

8.2 In Section 14 of the Articles of Association (Resolutions of the Supervisory Board), a new Sentence 3 with the following wording shall be inserted in Paragraph 3:

> *"Votes transmitted by telefax or by way of electronic media, in particular, by e-mail, shall be considered as written votes."*

8.3 In Section 20 of the Articles of Association (Voting Rights of Shareholders), the present provision shall become Paragraph 1 and a new Paragraph 2 shall be inserted as follows:

> *"(2) Voting rights may be exercised by proxies. Proxies not issued to a credit institute or shareholders' association are to be granted in writing or, in the event that this is announced in the Company's designated journals together with the convocation of the general shareholders' meeting, in one of the methods determined in the announcement."*

8.4 In consideration of the possibility prescribed in the government draft of the Transparency and Publicity Act to broadcast the general shareholders' meet-

ing in its entirety or in part via electronic media, in particular, via the Internet, the following Sentence 2 shall be inserted in Paragraph 2 of Section 21 of the Articles of Association (Chairperson of General Shareholders' Meetings),:

"*The Chairperson may allow the general shareholders' meeting to be orally and/or visually broadcasted provided this is permitted by law.*"

8.5 In Section 23 of the Articles of Association (Financial Year and Annual Financial Statements), with respect to the modification of Section 170 of the German Stock Corporation Act made in the Act for Control and Transparency in the Corporate Sector, Paragraph 2 shall be amended and reworded as follows:

"*The Executive Board must prepare the annual financial statements and the profit and loss statement and notes (annual financial statements), as well as the management report within the first three months of each financial year for the previous financial year and must, without delay, send them together with the proposal for a shareholders' resolution regarding the appropriation of the distributable profits to the Supervisory Board.*"

9. Resolution on the re-division of the share capital and related amendments to the Articles of Association

The Company's share capital is to be re-divided in such a fashion that each existing non-par-value share of Schwarz Pharma AG with a pro-rated share of the Company's share capital of EUR 2.60 is divided into two non-par-value shares with a pro-rated share of EUR 1.30 in the Company's share capital (share split). This doubles the number of shares without providing the Company with new funds. This measure aims to considerably reduce the stock market price for a Schwarz Pharma AG share and thus makes the share "lighter." This is also to increase the liquidity of the share.

Those provisions of the Articles of Association that are linked to the number of shares are to be modified accordingly.

The Executive Board and the Supervisory Board therefore recommend that the following be approved:

9.1 The Company's share capital of EUR 58,604,000.00, presently divided into 22,540,000 non-par-value shares each with a pro-rated share value of EUR 2.60, shall be re-divided. One non-par-value share with a pro-rated share value of EUR 2.60 in the Company's share capital shall be replaced by two non-par-value shares with a pro-rated share value of EUR 1.30.

9.2 In Section 5 of the Articles of Association (share capital), Paragraph 2, Sentence 2 shall be amended and reworded as follows:

> "*The share capital shall be comprised of 45,080,000 non-par-value bearer shares.*"

9.3 In Section 5 of the Articles of Association (share capital), Paragraph 8, Sentence 1 in the version proposed under Agenda Item 7 shall be amended and reworded as follows:

> "*The share capital is hereby conditionally increased by up to EUR 20,800,000.00, divided in up to 16,000,000 non-par-value bearer shares (Conditional Capital 2002)*"

9.4 In Section 5 of the Articles of Association (share capital), Paragraph 9, Sentence 1 shall be amended and reworded as follows:

> "*The Company's share capital is hereby conditionally increased by up to EUR 4,160,000.00, divided into up to 3,200,000 non-par-value*

bearer shares through the issue of new shares (Conditional Capital 2000)."

9.5 In Section 6 of the Articles of Association (shares), Paragraph 3 shall be cancelled and reworded as follows:

"*(3) The Company shall be entitled to issue certificates of individual shares (individual certificates) or of several shares (collective certificates). The Executive Board shall, with the consent of the Supervisory Board, determine the form and contents of share certificates and any dividend and renewal coupons. The shareholder's claim to have shares or dividend-claims securitized shall be excluded."*

9.6 In Section 17 of the Articles of Association (Remuneration of the Supervisory Board), Paragraph 2, Sentence 1 shall be amended and reworded as follows:

"*Additionally, Supervisory Board members shall receive for their activities a variable remuneration in the amount of EUR 306.78 per year for each EUR 0.025 by which the consolidated annual profit per share exceeds the amount of EUR 0.51".*

9.7 In Section17 of the Articles of Association (Remuneration of the Supervisory Board), Paragraph 4 shall be amended and reworded as follows:

"The above provisions shall first apply to the activities of the Supervisory Board members as of the 2002 financial year."

10. Resolution on the approval of the Control and Profit Transfer Agreement between Schwarz Pharma AG as controlling company and Schwarz Bio-Sciences GmbH as dependent company

The Executive Board and the Supervisory Board recommend that the Control and Profit Transfer Agreement concluded between Schwarz Pharma AG and Schwarz BioSciences GmbH on March 4 2002 be approved.

The Control and Profit Transfer Agreement between Schwarz Pharma AG and Schwarz BioSciences GmbH is worded as follows:

"Section 1
Management and Orders

1.1 Schwarz BioSciences GmbH shall submit the management of its company to Schwarz Pharma AG. Schwarz Pharma AG shall be entitled to issue instructions to Schwarz BioSciences GmbH's management regarding the management of Schwarz BioSciences GmbH.

1.2 Otherwise, Schwarz BioSciences GmbH's management shall continue to be responsible for the management and the representation of Schwarz BioSciences GmbH.

Section 2
Profit Transfer and Absorption of Losses

2.1 Schwarz BioSciences GmbH is obligated to transfer its entire profit determined in accordance with the decisive provisions of commercial law with due regard to Paragraph 2.2 hereof to Schwarz Pharma AG.

2.2 Schwarz BioSciences GmbH may, with the consent of Schwarz Pharma AG, create other profit reserves from its net income insofar as this is economically viable under sound business practice. Other profit reserves formed throughout the duration of this Agreement in accordance with Section 272 (3) of the Commercial Code and capital reserves arising from other capital contributions in accordance with Section 272 (2) No. 4 of the

Commercial Code are, upon the request of Schwarz Pharma AG, to be dissolved and used to balance out an annual net loss. The transfer of income from the dissolution of other profit reserves and capital reserves which were formed prior to the commencement of this Agreement is hereby excluded.

2.3 In accordance with the provisions of Section 302 (1) and (3) of the Stock Corporation Act, Schwarz Pharma AG is obligated to balance out any annual net loss of Schwarz BioSciences GmbH otherwise arising during the term of this Agreement provided such net loss is not balanced out by amounts being taken out of the other profit reserves in accordance with Section 272 (3) of the Commercial Code and/or out of capital reserves arising from other capital contributions in accordance with Section 272 (2) No. 4 of the Commercial Code, which were transferred to the reserves during the term of this Agreement.

Section 3

Effective Date and Term of Agreement

3.1 This Agreement shall be concluded subject to the approval of Schwarz Pharma AG's shareholders and of Schwarz BioSciences GmbH's shareholders. It shall take effect upon its registration in the Commercial Register of Schwarz BioSciences GmbH.

3.2 Except for the management authorization in accordance with Section 1 above, this Agreement shall apply retroactively as of January 1 2002. This Agreement may at first be terminated upon the expiration of five (5) years as of December 31 2006 while observing a notice period of six (6) months. This Agreement shall be extended by one (1) calendar year unless terminated. In this case, the same termination period of six (6) months applies.

3.3 The right to terminate this Agreement for good cause without observing a termination period shall not be affected thereby.

Section 4

Severability

> If any provision of this Agreement is or becomes invalid or if this Agreement contains a contractual gap, the validity of the remaining provisions shall not be affected thereby. Any invalid provision shall be replaced by that valid provision which most closely approximates the intentions of the Parties; this shall also apply in the event of a contractual gap."

Schwarz BioSciences GmbH, which was founded in 2001, is a wholly owned subsidiary of Schwarz Pharma AG in which the research & development sector of Schwarz Pharma AG is focused. The Executive Board of Schwarz Pharma AG and the management of Schwarz BioSciences GmbH signed the Control and Profit Transfer Agreement on March 4 2002. The shareholders' meeting of Schwarz BioSciences GmbH approved the conclusion of the Control and Profit Transfer Agreement in notarial form on March 6 2002. Given that Schwarz Pharma AG is the sole shareholder of Schwarz BioSciences GmbH, Schwarz Pharma AG does not have to pay either compensation or consideration to external shareholders.

The Control and Profit Transfer Agreement; the annual financial statements and the management report of Schwarz BioSciences GmbH for the financial year as of December 31 2001 (the only financial year of the company so far); the annual financial statements and the management reports of Schwarz Pharma AG for the last three financial years and the joint report of the Executive Board of Schwarz Pharma AG and the management of Schwarz BioSciences GmbH to the Control and Profit Transfer Agreement are available for review by the shareholders at the business premises of Schwarz Pharma AG and Schwarz BioSciences GmbH, Alfred-Nobel-Strasse No. 10, 40789 Mon-

heim, Germany. These documents will also be available at the general shareholders' meeting of Schwarz Pharma AG on May 15 2002.

Executive Board's report

1. Executive Board's report pursuant to Section 71 (1) No. 8, 186 (3), Sentence 4 and Paragraph 4, Sentence 2 of the German Stock Corporation Act to Item 6 of the Agenda

It has been proposed under Agenda Item 6 to authorize the Company pursuant to Section 71 (1) No. 8 of the German Stock Corporation Act to acquire own shares up to ten percent of the current share capital until November 14 2003, taking into account the shares which have already been acquired or attributed to the Company. In accordance with the proposed resolution, the Company shall be entitled to sell or issue own shares acquired on the basis of this or another authorization partly under exclusion of the pre-emptive rights of the shareholders. The wording of this resolution corresponds with the authorization granted by the shareholders in the Annual General Meeting in 2001. This authorization shall only be extended to the extent that the Company shares can also be issued to meet the obligations arising out of Bonds proposed for resolution under Agenda Item 7.

The Company hereby reports as follows on the grounds of exclusion of the pre-emptive rights pursuant to Section 71 (1) No. 8, 186 (3), Sentence 4 and (4), 2 of the German Stock Corporation Act:

The proposed authorization to acquire Company shares renews the authorization granted by the shareholders in the Annual General Meeting in 2001 which is limited in term until November 2002. The authorization should put the Company in a position to use the instrument of acquiring own shares prior to November 14 2003. Company shares may only be acquired through the stock exchange or by way of a purchase offer directed to all shareholders. This gives all shareholders an equal opportunity to sell shares to the Company in the event that the Company makes use of the authorization to acquire own shares. Due to legal provisions, the Company shares acquired by the Company may be sold again via the stock exchange

or by way of a public offering to all shareholders. These sales options safeguard the shareholders' rights to equal treatment in the reissue of the shares.

The resolution proposal prescribes that the Executive Board may sell, with the consent of the Supervisory Board, own shares acquired on the basis of this or another authorization in another way than via the stock exchange or by an offer to all shareholders, provided that the own shares are sold at a price which does not significantly fall below the market price of Company's shares of the same class on the date of the sale. This authorization, which contains an exclusion of the shareholders' pre-emptive rights, makes use of the option of the easier exclusion of pre-emptive rights permitted in Sections 71 (1) No. 8 and 186 (3) Sentence 4 of the German Stock Corporation Act. It shall be made possible, in the Company's interest, to offer shares in the Company to institutional investors and/or expand the scope of shareholders. In this way, the Company shall be put in a position to react quickly and flexibly to favorable trading situations. The interests of the shareholders are taken into account as the shares can only be sold at a price which does not significantly fall below the market price of the shares of the same class on the date of the sale. By fixing an average price to represent the market price to be applied, it shall be guaranteed that the interests of the shareholders are not prejudiced through random price formations. The authorization shall be limited to a maximum of ten percent of the Company's share capital. In calculating this threshold, shares have to be taken into account that can be issued on the basis of an authorized capital pursuant to Section 5 (3) of the Articles of Association under exclusion of the shareholders' pre-emptive rights pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act.

Furthermore, the Executive Board shall be authorized with the consent of the Supervisory Board to transfer own shares acquired on the basis of this or another authorization, as a consideration for the acquisition of other companies or interests in other companies or pharmaceutical approvals for pharmaceutical products or licenses thereto. International competition increasingly requires this form of acquisition financing. By means of the proposed authorization, the Company shall obtain

the necessary scope for action in order to take advantage of acquisition opportunities quickly and flexibly. The proposed exclusion of pre-emptive rights takes this into account.

Moreover, the Executive Board shall be entitled to utilize, with the consent of the Supervisory Board, own shares acquired on the basis of this or another authorization to meet the obligations arising out of options and conversion rights of the bearers of convertible bonds issued or to be issued by Schwarz Pharma AG on the basis of the authorization of the shareholders in the Annual General Meeting of May 10 2000 (Executive Stock Option Plan 2000), or on the basis of the convertible bonds or bonds with warrants proposed for resolution under Agenda Item 7. If the Company exercises this option, the conditional capital increase approved in the general shareholders' meeting on May 10 2000 and foreseen for resolution today under agenda item 7 does not have to be carried out. Therefore, shareholders' interests are not prejudiced by this additional option.

In the next general shareholders' meeting, the Executive Board will report on any utilization of the authorization to acquire own shares.

2. Executive Board's report pursuant to Section 221 (4), 186 (3) Sentence 4 and (4) Sentence 2 of the German Stock Corporation Act regarding Item 7 of the Agenda (exclusion of pre-emptive rights when issuing convertible bonds or bonds with warrants)

Under agenda item 9 of the Annual General Meeting of June 5 1998, the shareholders authorized the Executive Board to issue, with the consent of the Supervisory Board, bonds with conversion rights or options to bearer shares of the Company on one or more occasions until May 31 2003. The total nominal amount of the bonds has been limited to DM 1,000,000,000.00; the number of shares to be issued on the basis of conversion rights and options must not exceed 8,000,000 and the total nominal amount must not exceed EUR 20,800,000.00.

As the above-mentioned authorization will expire on May 31 2003, it is planned to replace this authorization by a new authorization to issue convertible bonds and/or bonds with warrants (hereinafter also "Bonds"). On the basis of the new authorization, Bonds in the total nominal amount of up to EUR 500,000,000.00 can be issued with a term of up to 20 years with conversion rights and/or options for up to 8,000,000 Company's shares with a pro-rated nominal amount of the share capital of up to EUR 20,800,000.00. In the event that the shareholders in the Annual General Meeting approve the proposed resolution under Agenda Item 9 regarding the re-division of the Company's share capital, and the corresponding amendments to the Articles of Association are entered into the Commercial Register, the number of conversion rights and/or options will increase to up to 16,000,000 shares with a pro-rated nominal amount of the Company's share capital of up to EUR 20,800,000.00.

The issue of bonds with conversion rights and/or options to shares in Schwarz Pharma AG enables capital to be raised at attractive conditions. The conversion and option premiums achieved benefit the Company. The further planned option of establishing mandatory conversions in addition to granting convertible bonds and/or options extends the scope for designing this financing instrument. The authorization gives the Company the necessary flexibility to issue Bonds itself or through its subsidiaries.

In addition to EURO, Bonds may also be issued in the legal currency of an OECD country.

Bonds may also be issued in return for a payment in kind, provided the value of the payment in kind corresponds to the issue price of the Bonds and does not substantially fall below the Bonds' theoretical market price calculated on the basis of recognized financial principles.

The option of issuing Bonds with conversion and/or options in return for a payment in kind extends the usability of the financing instrument. In this fashion, Bonds can, in

particular, be used in connection with the acquisition of other companies, parts of other companies or interests in other companies as well as in connection with the mergers of companies as an acquisition currency.

In principle, the Bonds are to be offered to the shareholders for subscription. If Bonds are issued in return for a payment in kind, the Executive Board shall, however, be authorized to exclude, with the consent of the Supervisory Board, the shareholders' pre-emptive rights. When Bonds are to be used as acquisition currency, pre-emptive rights shall generally be excluded. The use of Bonds enables the Company to acquire other companies, interests in or parts of other companies and licenses of importance to the Company without having to render cash contributions. The Company plans to continue to strengthen its competitiveness by acquiring companies and interests in companies as well as licenses and thus enabling growth in long-term and continuous earnings. Nowadays, extremely high considerations must be paid for corporate acquisitions. Particularly in the interest of an optimal financing structure, the consideration should often not be provided in money. The seller often insists on receiving consideration in another form. An alternative may be to grant consideration in the form of bonds with conversion rights or options instead of or in addition to granting shares or cash contributions. Such an option creates additional flexibility and increases the possibilities of making interesting corporate acquisitions through an attractive offer. The Executive Board will exercise due care in each individual case in reviewing whether it will use the authorization to issue Bonds in return for a payment in kind with the exclusion of subscription rights. The Executive Board will only do this provided that it is in the Company's and its shareholders' interest.

The Executive Board shall moreover be authorized to exclude, with the consent of the Supervisory Board, the shareholders' pre-emptive rights in the issue of Bonds in return for a cash contribution pursuant to Section 186 (3), Sentence 4 of the German Stock Corporation Act, provided the issue of shares is limited to up to ten percent of the Company's share capital on the basis of conversion rights or options or mandatory conversions; in calculating this ten percent threshold, the issue of new shares in return for cash or the utilization of Company's own shares in return for cash has to

be taken into account provided such issue takes place under exclusion of the shareholders' pre-emptive rights pursuant to Section 186(3), Sentence 4 of the German Stock Corporation Act on the basis of an authorization, which is already in force at the time this authorization becomes effective, or of an authorization replacing it, . By excluding shareholders' pre-emptive rights, the Company achieves the flexibility to realize favorable trading situations at short notice and to make the most of the capital market at short notice. The conversion and option premiums to be obtained benefit the Company.

If the shareholders' pre-emptive rights are excluded in accordance with Section 186 (3), Sentence 4 of the German Stock Corporation Act, and if shares are issued in return for a payment in kind, the Executive Board shall be obligated to obtain an expert opinion of an experienced investment bank or independent auditing firm not involved in the issue. Such expert opinion must prove that the issue price does not substantially fall below the market value of the Bonds so that the shareholders are protected from a dilution of the shares in their possession. The shareholders shall thereby not experience a financial disadvantage through the exclusion of their pre-emptive rights. Their financial interests will be adequately safeguarded. In addition, the shareholders shall have the opportunity to maintain their share in the Company's share capital at nearly the same terms and conditions by means of acquisitions via the stock exchange.

Furthermore, the Executive Board shall be authorized to exclude, with the consent of the Supervisory Board, fractional amounts from the shareholders' pre-emptive rights. Such fractional amounts may result from the amount of the actual issue volume and the representation of a practicable subscription ratio. In such event, the exclusion of pre-emptive rights facilitates the settlement of capital measures.

The Executive Board shall furthermore be given the opportunity to exclude, with the consent of the Supervisory Board, the shareholders' pre-emptive rights in order to grant subscription rights to the bearers or creditors of conversion rights and/or options or convertible bonds with mandatory conversion in the scope to which they

would have been entitled after exercising the conversion rights or options or after fulfilling the mandatory conversions. This has the effect that, if the authorization is used, the option or conversion price for the bearer of existing options or conversion rights has not to be reduced in accordance with the respective terms and conditions.

In order to increase flexibility, in the respective Bonds' terms and conditions it can be stated that the Company does not grant a bearer of conversion or options rights Company's shares but rather pays the equivalent in money, which, in accordance with the detailed provisions of the Bonds' terms and conditions, corresponds to the average price of the Schwarz Pharma share in the closing auction in XETRA trading (or a successor system taking the place of the XETRA system) on at least two consecutive trading days during a period of ten trading days prior to and ten trading days after the conversion notice or option-exercising notification. The terms and conditions furthermore allow for variations in the number of shares (or the related conversion ratio) to be delivered upon exercising conversion or option rights or upon mandatory conversion and in the conversion/strike price within a range determined by the Executive Board depending upon the performance of the share price or as a result of dilution protection clauses.

The conversion and/or strike price to be fixed with respect to a share shall (also in the case of variable conversion ratios or a variable conversion or strike price) not fall below 80 percent of the average closing auction price of the shares of Schwarz Pharma AG in XETRA trading (or a succeeding system taking the place of the XETRA system) during a period of ten trading days before the Executive Board resolves to issue Bonds or shall be at least 80 percent of the average closing auction price of the Schwarz Pharma share in XETRA trading (or a successor system taking the place of the XETRA system) on the days the option rights are traded on the Frankfurt stock exchange, with the exception for the last two days of option right trading.

The prescribed conditional capital shall meet the obligations arising out of the conversion rights or options, or conversion rights on Company's shares related to the

Bonds, provided that the bonds were issued in return for cash. Company share may also be used instead.

However, the shares issues on the basis pf the proposed conditional capital must not be used to meet the obligations arising out of conversion rights and options from bonds acquired in return for a contribution in kind. In order to fulfill these obligations, the delivery of Company's own shares or a capital increase by way of contributions in kind are necessary. For a capital increase by way of contributions in kind, the Authorized Capital in accordance with Section 5 (3) of the Articles of Association is available until May 8 2006. As the in kind contribution, the claim arising from the bond is to be contributed into the Company, whereby an auditor must confirm that the claim is valuable and that the value of this contribution in kind matches the issue price. Reference hereto is to be made in detail in the respective Bonds' terms and conditions.

The above reports on Agenda Items 6 and 7 are available from the date of the convocation of the general shareholders' meeting at the Company's business premises (Alfred-Nobel-Strasse No. 10, 40789 Monheim, Germany) and at the general shareholders' meeting for inspection by the shareholders. The reports shall be provided to each shareholder free of charge and without delay upon request.

Participation in General Shareholders' Meeting

Only those shareholders who have deposited their shares at our Company, a German notary public, a German securities clearing and depositing bank or at one of the following depositories no later than May 8 2002:

- Deutsche Bank AG
- Dresdner Bank AG
- Commerzbank AG

- HSBC Trinkaus & Burkhardt KGaA
- Sal. Oppenheim jr. & Cie KGaA

during normal business hours, and leave such shares there until the cessation of the general shareholders' meeting shall be entitled to participate in the general shareholders' meeting and exercise voting rights. Shares shall be considered to have been duly deposited provided the shares are frozen with the approval of a depository for the shareholders at other credit institutes until the cessation of the general shareholders' meeting. The depositories or the Company shall issue entry tickets, which shall enable the bearer to visit the general shareholders' meeting.

In the event that shares are deposited at a German notary public or a German securities clearing and depositing bank, we request that you submit the certificate of the deposit to the Company no later than May 10 2002.

We hereby expressly point out that the shareholders can have their voting rights exercised in the ordinary general shareholders' meeting on May 15 2002 by issuing a corresponding proxy through an agent or a credit institute or a shareholders' association.

Monheim, March 2002

The Executive Board

Disclaimer

It should be noted that this document is merely a convenience translation of the shareholders' invitation to the 2002 Annual General Meeting and that the German

version of this document prevails. Only the German version of this document is legally binding on Schwarz Pharma AG and its directors, managers and employees. Every effort was made to assure the accuracy of this translation, which is provided as a courtesy and for informal purposes only. No warranty is made as to its completeness and accuracy and Schwarz Pharma AG, its directors, managers, and employees do not assume any liability with respect hereto.

File No. 82-4406

SCHWARZ
PHARMA

Schwarz Pharma Aktiengesellschaft

Monheim

– Security Identification No. 722 190 –

Invitation

to the Ordinary General Shareholders' Meeting

(Short Version)

We hereby invite our shareholders to the

Annual General Meeting

of our Company on

Wednesday, May 15 2002, 10:00 a.m.

at CCD-Ost, Duesseldorf Conference Center,

Stockumer Kirchstrasse No. 61, 40474 Duesseldorf, Germany.

Agenda

1. **Presentation of the audited financial statements, the consolidated financial statements and the management report for the Company and the Group for the 2001 financial year as well as the report of the Supervisory Board for the 2001 financial year**

2. Resolution on the appropriation of distributable profits

The Executive Board and the Supervisory Board recommend that the distributable profits of EUR 26,805,848.31 posted for the 2001 financial year shall be appropriated as follows:

2.1 Distribution of a dividend of EUR 1.20 per share:

EUR 26,392,200.00

2.2 Profit carried forward to new account:

EUR 413,648.31

3. Resolution on the approval of the Executive Board actions for the 2001 financial year

The Executive Board and the Supervisory Board recommend that the actions of the Executive Board shall be approved.

4. Resolution on the approval of the Supervisory Board actions for the 2001 financial year

The Executive Board and the Supervisory Board recommend that the actions of the Supervisory Board shall be approved.

5. Resolution on the appointment of auditor for the 2002 financial year

The Supervisory Board recommends that Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftspruefungsgesellschaft, Duesseldorf shall be appointed as auditors of Schwarz Pharma AG and the Schwarz Pharma Group for the 2002 financial year.

6. Resolution on the authorization of the Company to acquire and utilize own shares and on the cancellation of the authorization granted on 9 May 2001

The authorization to acquire own shares granted by the Annual General Meeting of May 9 2001 will expire on November 8 2002. Due to the expiration of this authorization, it is to be cancelled and the Company is to be granted a new authorization to acquire own shares.

The Executive Board and the Supervisory Board recommend that the following be resolved: The Company shall be authorized to acquire own shares of up to ten percent of the current share capital until November 14 2003. The Executive Board is authorized to sell, with the consent of the Supervisory Board, own shares acquired on the basis of this or another authorization in another way than via a stock exchange or by offerings made to all shareholders and/or to redeem its own shares in whole or in part without requiring an additional shareholders' resolution in the Annual General Meeting.

7. Authorization of the Executive Board to issue convertible and/or bonds with warrants; creation of a conditional capital; cancellation of the current authorization to issue convertible bonds and/or bonds with warrants; cancellation of the current conditional capital created therefore and amendments to the Articles of Association

In the Annual General Meeting of June 5 1998 under Item 9 of the Agenda, the shareholders authorized the Executive Board, upon the consent of the Supervisory Board, to issue bonds with conversion rights or bonds with war-

rants on one or more occasions until May 31 2003. The company did not utilize this authorization. As the afore-mentioned authorization expires on May 31 2003, a new authorization to issue convertible bonds and/or bonds with warrants as well as the creation of a new conditional capital to meet the obligations arising from the exercise of the respective conversion and/or option rights is hereby recommended.

The Executive Board and the Supervisory Board recommend that the following be resolved: The current authorization and the current conditional capital shall be cancelled at the same point of time the new authorization and the new conditional capital become effective. The Executive Board shall be authorized until May 14 2007 to issue; upon the consent of the Supervisory Board, convertible bonds and/or bonds with warrants in bearer form in a nominal amount of up to EUR 500,000,000.00 with a term of not more than 20 years to grant to the holders of these bonds, subject to the terms and conditions applying to the respective convertible bonds or bonds with warrants, conversion rights or option rights of up to 8,000,000 new common bearer shares of Schwarz Pharma AG with a total prorated amount of the share capital of up to EUR 20,800,000.00 of the Company's share capital. The share capital shall be conditionally increased by up to EUR 20,800,000.00, divided into up to 8,000,000 common bearer shares (Conditional Capital 2002).

8. Resolution to facilitate the exercising of voting rights and amendments to the Articles of Association

As the Law pertaining to Registered Shares and Simplified Voting (NaStraG) which entered into force on January 25 2001 made various amendments to the Stock Corporation Law to facilitate the use of modern information technology during shareholders' meetings of stock corporations, making it easier for shareholders to register, to grant proxies and to attend and vote at shareholders' meetings, the Executive Board and the Supervisory Board recommend

that the relevant Sections of the Company's Articles of Association shall be amended and reworded in accordance with the new law.

9. Resolution on the re-division of the share capital and related amendments of the Articles Of Association

The Executive Board and the Supervisory Board recommend that the Company's share capital shall be re-divided in such a fashion that each existing non-par-value share of Schwarz Pharma AG with a pro-rated share of the Company's share capital of EUR 2.60 is divided into two non-par-value shares with a pro-rated share of EUR 1.30 in the Company's share capital (share split) and that those provisions of the Company's Articles of Association linked to the number of shares shall be amended accordingly. The share split doubles the number of shares without providing the Company with new funds. This measure aims to considerably reduce the stock price for a share in Schwarz Pharma AG and thus make the share "lighter." This is also to increase the liquidity of the share.

10. Resolution on the approval of the Control and Profit Transfer Agreement between Schwarz Pharma AG as controlling company and Schwarz BioSciences GmbH as dependent company

The Executive Board and the Supervisory Board recommend that the Control and Profit Transfer Agreement between Schwarz Pharma Aktiengesellschaft and its 100% affiliate Schwarz BioSciences GmbH of March 4 2002 (hereinafter also the "Agreement") shall be approved. Schwarz BioSicences represents the research & development activities of the Company in Germany.

The Agreement contains the usual provisions of a control and profit transfer agreement entered into in order to establish a unit for tax purposes. Schwarz BioSciences GmbH submits the management of its company to Schwarz

Pharma AG. Schwarz Pharma AG is entitled to issue instructions to Schwarz BioSciences GmbH's management regarding the management of Schwarz BioSciences GmbH. Schwarz BioSciences GmbH is obligated to transfer its entire profit to Schwarz Pharma AG. Schwarz Pharma AG is obligated to balance out any annual net loss of Schwarz BioSciences GmbH otherwise arising during the term of this Agreement. The Agreement has a fixed term of at least five years. It may at first be terminated as of December 31 2006 and shall be extended by one calendar year unless terminated.

Participation in the Shareholders' Meeting

Only those shareholders who have deposited their shares at our Company, a German notary public, a German securities clearing and depositing bank or at one of the following depositories no later than May 8 2002:

- Deutsche Bank AG
- Dresdner Bank AG
- Commerzbank AG
- HSBC Trinkaus & Burkhardt KGaA
- Sal. Oppenheim jr. & Cie KGaA

during normal business hours, and leave such shares there until the cessation of the general shareholders' meeting shall be entitled to participate in the general shareholders' meeting and exercise voting rights. Shares shall be considered to have been duly deposited provided the shares are frozen with the approval of a depository for the shareholders at other credit institutes until the cessation of the general shareholders' meeting. The depositories or the Company shall issue entry tickets, which shall enable the bearer to visit the general shareholders' meeting.

The full version of the invitation comprising the wording of the proposed resolutions, the details of the agenda and the requirements of participating in the Annual General Meeting has been released in the German Federal Gazette (Bundesanzeiger) No. 61

of March 28 2002. This document can be requested from the Company (Alfred-Nobel-Strasse No. 10, 40789 Monheim, Germany).

Monheim, March 2002

The Executive Board

Disclaimer

It should be noted that this document is merely a convenience translation of the short version of the shareholders' invitation to the 2002 Annual General Meeting and that the German version of this document prevails. Every effort was made to assure the accuracy of this translation, which is provided as a courtesy and for informal purposes only. No warranty is made as to its completeness and accuracy and Schwarz Pharma AG, its directors, managers, and employees do not assume any liability with respect hereto.